October 2, 2008

By U.S. Mail and Facsimile (202) 663-6363

Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
440 North Wolfe Road
Sunnyvale, CA 94085

Re: LendingClub Corporation
       Amendment No. 2 to Registration Statement on Form S-1
       Filed September 9, 2008
       File No. 333-151827

Dear Mr. Laplanche:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We continue to be concerned about the differences in the borrower member information you will provide to your lender members in your prospectus and on the Lending Club website. For example, on pages 45 and 46 of your registration statement, you present a list of borrower member information that you will present on the Lending Club website that you will not provide in your registration statement or in your prospectus supplements. For example, you intend to present a broad range of unverified financial information such as:

      • a borrower's self-reported income;

- information about a borrower's employment; and
- Lending Club's calculation of the borrower's debt-to-income ratio.

Although, in your August 1, 2008 letter to the staff, you state that this "information should not be material to a lender member's decision to invest in the notes," and therefore you are not required to include it in your registration statement, your providing it to your members on the Lending Club website implies to a lender member that it is material to a decision to invest in the notes.

Furthermore, we note from the website, that you encourage members to evaluate social affiliation information of borrower members when making an investment decision. For example, in the "Portfolio Recommendation Technology" section you state:

Pointing lenders toward compatible borrowers will help insure that personal loans get funded, while letting borrowers know that members of their community supported their financial needs will increase the overall performance of the loan (as borrowers would be less likely to default).

With our concerns in mind, we encourage you to review the Lending Club website and revise it appropriately. Alternatively, please revise your registration statement to include borrower member information that you imply is material to a decision to invest in the notes.

2.   On September 18, 2008 your counsel provided information regarding a financial metric that you intend to provide to each borrower member with regard to the actual return on their invested capital. Please tell us whether you intend for this information to be part of the prospectus. Also, please tell us how you plan on explaining this information so that an investor can understand the information reported. In particular, please advise the staff how you calculate the effect of losses on non-accrual loans, as indicated in the second scenario. If this information is intended to be part of the company's continuing reporting obligation on the notes, please advise the staff how you intend to reconcile this information to GAAP information as required by Release 33-8176.

Risk Factors, page 12
We have secured our debt facilities…, page 21

3.   Revise this risk factor to discuss the fact that you have used most of the capacity on these facilities, that you are in default on the covenants of the facilities and that your lenders have given forbearance for your defaults.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Meredith B. Cross, Esq.
        Erika L. Robinson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Avenue, NW
        Washington, DC 20006